Exhibit 99.1

Yandex NV comments on corporate restructuring

Amsterdam, May 25, 2023 – As announced in November, the Board of Directors of Yandex’s Dutch parent company has commenced a restructuring process. We are progressing on plans for the divestment of ownership and control of a number of our core businesses, including all Russia-based businesses, and have received proposals from a number of potential investors. The Board also aims to enable the international divisions of certain services (self-driving, cloud computing, data labeling and ed-tech) to develop independently from the Russia-based businesses.

Our goal is to bring a restructuring proposal to shareholders for approval later this year.

In response to recent press coverage, which contains a number of inaccuracies, the Board is able to confirm the following:

●	The proposals are for the acquisition of an economic interest in the businesses, with control remaining in the hands of management.
●	The Board has not yet made a decision on the investment proposals.
●	Any transaction will be done in strict compliance with all applicable sanctions requirements.
●	The Board is still analyzing numerous options that could potentially be offered to the existing shareholders in the context of the restructuring; this analysis is ongoing.

Once the details are finalized, the company will publish a shareholder circular and the proposed restructuring will then be subject to shareholder approval (including separate approval of Class A shareholders).

About Yandex

Yandex (NASDAQ and MOEX: YNDX) is a technology company registered in the Netherlands that builds intelligent products and services powered by machine learning. Our goal is to help consumers and businesses better navigate the online and offline world. Since 1997, we have delivered world-class, locally relevant search and navigation products, while also expanding into e-commerce, online entertainment, cloud computing and other markets to assist millions of consumers in Russia and a number of international markets.

More information on Yandex can be found at https://ir.yandex/

Contacts:

Investor Relations

Yulia Gerasimova

E-mail: askIR@yandex-team.ru

Press Office

Daria Gerasimova

E-mail: pr@yandex-team.com